UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Have Your Cake Kitchen, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    New York

    Date of organization
    November 21, 2014

Physical address of issuer
291 Union Street, Brooklyn, NY 11231

Website of issuer
www.rulebreakersnacks.com

Current number of employees
4

	Most recent fiscal year-end*	Prior fiscal year-end
Total Assets	$17,231.75	$978,833.00
Cash & Cash Equivalents	$18,108.00	$14,224.00
Accounts Receivable	$82,609.00	$89,101.00
Short-term Debt	$338,305.00	$300,365.00
Long-term Debt	$4,934,884.00	$4,299,011.00
Revenues/Sales	$948,442.00	$1,099,887.00
Cost of Goods Sold	$864,168.00	$487,396.00
Taxes Paid	$100.00	$25.00
Net Income	$202,480.00	-$1,073,151.00

*On February 24, 2023, Have Your Cake Kitchen, LLC DBA Rule Breaker Snacks restructured as a Delaware C Corp, Rule Breaker Snacks Inc. On June 1, 2023, Rule Breaker Snacks Inc. took over operations and began operating as the main entity. All financials reflect the totals for both companies for 2023.

March 13, 2024

FORM C-AR

Have Your Cake Kitchen, LLC



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Have Your Cake Kitchen, LLC , a New York Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.rulebreakersnacks.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the

future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

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The date of this Form C-AR is March 13, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

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About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Have Your Cake Kitchen, LLC (the "Company") is a New York Limited Liability Company, formed on November 21, 2014. On February 24, 2023, The Company restructured as a Delaware Corporation, Rule Breaker Snacks Inc. On June 1, 2023, the Company began operations as Rule Breaker Snacks Inc, and is still completing the transition of Accounts Receivable and Accounts Payable. As a result, all 2023 financial information contained herein is compiled using totals from both Have Your Cake Kitchen, LLC and Rule Breaker Snacks Inc.

The Company is located at 291 Union Street, Brooklyn, NY 11231.

The Company's website is www.rulebreakersnacks.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Rule Breaker Snacks makes vegan, gluten-free certified and allergy-friendly brownies, cookies and bites, which are soft-baked and satisfying. How do we break the rules? We don't use eggs, butter, or traditional flour. Instead, our first ingredient is chickpeas (yes, beans!), but our snacks are so chewy and delicious you'd never guess.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020-2022 due to COVID-19, the Company's revenue was adversely affected. IN addition, a significant outbreak of other contagious disease such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our

Company and present and future market conditions. Our business currently does not generate a profit and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. WE may not be successful in introducing new products and services in response to industry trends or development in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.
We are dependent on our managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our mangers, executive officers and key employees could harm the Company's nosiness, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of it accuracy. Also, there has

been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interest or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacts by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breached of data security, loss of critical data and performance delays which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security- such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud- could cause our business and results of operation to suffer materially. Additionally, the success of our online operations depends upon the secure transmission on confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflects its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. IF it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Significant additional labeling or warning requirements or limitations on the marketing or sale of our products may reduce demand for such products and could adversely affect our business, financial condition or results of operations.

Certain jurisdictions in which our products are made, manufactured, distributed or sold have ither imposed, or are considering imposing, product labeling or warning requirements or limitations on the marketing or sale of certain of our products as a result of ingredients or substances contained in such products. These types of provisions have required that we provide a level that highlights perceived concerns about products or warns consumers to avoid consumption of certain ingredients or substances present in our products.

In addition, a number of jurisdictions, both in and outside the United States, have imposed or are considering imposing labeling requirements, including color-coded labeling of certain foods and beverage products where colors such as red, yellow and green are used to indicate various levels of particular ingredients, such as sugar, sodium or saturated fat. The imposition of proposed imposition of additional product labeling or warning requirements could reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether valid or not) that our products do not meet their health and wellness needs. Such factors could adversely affect our business, financial condition or results of operations.

Our Founder, Nancy Kalish, and entities under her control, hold a substantial amount of our debt.

We currently owe over $3 million to our founder, Nancy Kalish, and entities under her control, pursuant to three Demand Promissory Notes, which are completely described below under "capitalization, Debt, and Ownership- Outstanding Debt." The outstanding balance on these notes is payable upon demand. While she currently has no plans to do so, if the balance on one or more of these notes were called, it could have a materially adverse effect on our business, financial condition or results of operations and may result in the total loss of your investment in the Securities.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this form C-AR, may also have an adverse effect on our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Rule Breaker Snacks makes vegan, gluten-free certified and allergy-friendly brownies, cookies, and bites which are soft-baked and satisfying. How do we break the rules? We don't use eggs, butter, or traditional flour. Instead, our first ingredient is chickpeas (yes, beans!), but our snacks are so chewy and delicious you'd never guess.

Business Plan

Rule Breaker Snacks plans to launch several new flavors and open wholesale accounts in more than 3,000 new locations. We also plan to expand global distribution.

History of the Business

On 2/24/23, Have Your Cake Kitchen, LLC restructured as a Delaware C-Corp, Rule Breaker

Snacks Inc. Rule Breaker Snacks Inc. is wholly owned by Have Your Cake Kitchen, LLC. All of Have Your Cake Kitchen's debt remained with Have Your Cake Kitchen, with the exception of the SBA EIDL loan ($495,700) which was assumed by Rule Breaker Snacks Inc as approved by the SBA. On 6/1/23, the company began operating as Rule Breaker Snacks Inc. However, Have Your Cake Kitchen LLC still generates some revenue and continues paying off its debt. Both companies maintain bank accounts, and generate P&Ls and Balance Sheets. As a result, all 2023 financial information contained herein is compiled using totals from both Have Your Cake Kitchen, LLC and Rule Breaker Snacks Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Deep Chocolate Brownie	Soft-baked vegan, top 11 allergen-free round brownie	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Chocolate Chunk Blondie	Soft-baked, top 11 allergen-free round blondie	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Birthday Cake Blondie	Soft-baked vegan, top 11 allergen-free round blondie	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Deep Chocolate Brownie Bites	Bite-size, soft-baked vegan, top 11 allergen-free brownies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Chocolate Chunk Blondie Bites	Bite-size, soft-baked vegan, top 11 allergen-free blondies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Birthday Cake Bites	Bite-size, soft-baked vegan, top 11 allergen-free blondies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Pumpkin Spice Bites	Bite-size, soft-baked vegan, top 11 allergen-free brownies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market

Deep Chocolate Brownie Juniors	0.9oz soft-baked vegan, top 11 allergen-free brownies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Birthday Cake Juniors	0.9oz, soft-baked vegan, top 11 allergen-free blondies	National distribution in retail and direct-to-consumer;

		health-conscious, plant-curious, vegan, and allergy-concerned market

We are expanding into foodservice and private label as of 2024.

Competition

The Company's primary competitors are Rule Breaker Snack's direct competitors are better-for-you cookie brands Made Good, Andean Dream, Kinnikinnick, Glutino, Simple Mills, Partake, and Pamela's. None of our direct competitors make a chewy, delicious brownie or cookie that is allergy-friendly, and also low in added sugar - and none of them use chickpeas. A Rule Break Snacks brownie cookie is sweetened mostly with date paste and contains just 4 grams of added sugar. Every one of our direct competitors' cookies contains at least 3 times as much added sugar for the same serving size. And Rule Breaker Snacks are nut-free, unlike some competitors, which. means our products are permitted in schools and other venues where nuts are banned.

Beyond the better-for-you brands, the markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global companies. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

Our main vendors are: ePac LLC, Barry Callebaut, and Agridient Inc. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

We sell our products to retailers nationwide, as well as online. Our target market is the health-conscious consumer who wants to eat better but has a sweet tooth, plant-curious and vegan consumers, and allergy-concerned consumers.

Intellectual Property

Trademarks

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Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5715974			August 6, 2016		USA
5318865			August 5, 2016		USA
5497125			November 10, 0017		USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S., federal, state and local government authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 291 Union Street, Suite PHB, Brooklyn, NY 11231

The Company conducts business in New York and sells products in retail locations and through the internet throughout the United States and internationally.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeff Canner

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rule Breaker Snacks, COO, January 2021 to Present; Brand Manager, September 2018 to January 2021- Responsible for operations, sales, marketing, and product development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CRG, LLC, Executive Vice President, August 2018 to 2021- Consumer Products Goods business solution company working with emerging brands. Sales and marketing teams, PR/Social Media, R and D, as well as guidance to navigate today's food industry.

Education

University of Massachusetts Amherst (B.S. Food Marketing/Economics 1986)

Name

Nancy Kalish

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rule Breaker Snacks, CEO, September 2014 to Present- In charge of day-to-day operations, as well as long term strategy and planning.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Institute for Integrative Nutrition (certification in Holistic Nutrition and Health Coaching, 2011) Columbia University (M.S. Journalism, 1984) Princeton University (B.A. Creative Writing, 1982)

Name

Steven Rutter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

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Rule Breaker Snacks, Treasurer & Secretary, November 2014 to Present- Strategic advisor to the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Steve Rutter Consulting, Principal, January 2024 to Present- Represents developers in the marketing and sales of luxury condominiums. Compass, Head of New Development New York, April 2019 to December 2023 - Represents developers in the marketing and sales of luxury condominiums. Stribling Marketing Associates, Managing Director, September 2006 to April 2019- Represents developers int he marking and sales of luxury condominiums.

Education

Vassar College (B.A. Political Science, 1981)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Rule Breaker Snacks Inc. currently has 4 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units
Amount outstanding	900

Amount outstanding	900
Voting Rights	1 vote per Unit
Anti-Dilution Rights	Preemptive rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.

Type of security	Class B Units
Amount outstanding	214
Voting Rights	None
Anti-Dilution Rights	67 of the Class B Units are subject to a side letter guaranteeing that they will not be diluted below a 5% fully diluted interest in the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	25,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	230,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	35,685

Amount outstanding	33,685
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	50,725
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	124,299
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Nancy Kalish
Amount outstanding	$1,664,712.00
Interest rate and payment schedule	Floating interest rate at the Applicable Federal Rate.
Amortization schedule	
Describe any collateral or security	None
Maturity date	

Other material terms	None

Type of debt	Notes
Name of creditor	Rutter & Kalish LLC
Amount outstanding	$499,000.00
Interest rate and payment schedule	3.75%
Amortization schedule	
Describe any collateral or security	None
Maturity date	
Other material terms	None

Type of debt	SBA EIDL Loan
Name of creditor	Small Business Administration
Amount outstanding	$495,700.00
Interest rate and payment schedule	3.75%
Amortization schedule	
Describe any collateral or security	Blanket security interest on Company assets.
Maturity date	May 18, 2050
Other material terms	30-year amortization

Type of debt	Personal Loan
Name of creditor	Morgan Stanley
Amount outstanding	$257,158.00
Interest rate and payment schedule	2.65%
Amortization schedule	
Describe any collateral or security	Personal assets of Nancy Kalish.

Maturity date	March 14, 2025
Other material terms	Yearly interest only payments.

Type of debt	Personal Loan
Name of creditor	Morgan Stanley
Amount outstanding	$ 1,609,100.00
Interest rate and payment schedule	Variable Rate
Amortization schedule	
Describe any collateral or security	Personal assets of Nancy Kalish.
Maturity date	
Other material terms	Yearly interest only payments.

The total amount of outstanding debt of the company is $4,4,525,670.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	255	$175,024.00	Marketing, trade spend, R&D, new hires	April 30, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	5	$290,685.00	Operating expenses, marketing	April 17, 2023	Section 4(a)(2)

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nancy Kalish	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are expanding into foodservice and private label, both of which are lower cost to us and higher profitability.

Liquidity and Capital Resources

On April 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $175,024.00.

On April 17, 2023 the Company conducted an offering pursuant to Regulation CF and raised $290,685.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Nancy Kalish
Relationship to the Company	Founder, Manager, and CEO
Total amount of money involved	$3,530,970.00
Benefits or compensation received by related person	$0
Benefits or compensation received by Company	$0
Description of the transaction	Loans pursuant to Demand Promissory Notes
Related Person/Entity	Spouse of Nancy Kalish
Relationship to the Company	Rutter & Kalish LLC is a company controlled by the spouse of Nancy Kalish
Total amount of money involved	$499,000.00
Benefits or compensation received by related person	$0
Benefits or compensation received by	

Benefits or compensation received by Company	$0
Description of the transaction	Loan pursuant to a Demand Promissory Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nancy Kalish
(Signature)

Nancy Kalish
(Name)

Founder, Manager and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nancy Kalish
(Signature)

Nancy Kalish
(Name)

Founder, Manager and CEO
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

26

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Have Your Cake Kitchen, LLC dba Rule Breaker Snacks
Profit and Loss
January - December 2023

	Total
Income	
4000 Revenue	
4010 Online Sales	141,063.89
4020 Distributor and Retailer Sales	206,171.82
4350 Shipping Income	2,109.03
Total 4000 Revenue	$ 349,344.74
4320 Discounts	-109,435.65
4500 Refunds-Allowances	-1,567.42
Total Income	$ 238,341.67
Cost of Goods Sold	
5000 Cost Of Goods Sold	0.00
5005 Finished Goods - Online	46,285.73
5010 Finished Goods - Wholesale	127,411.56
5070 Wholesale & Online Fulfillment	10,368.43
5072 Ingredient Fulfillment	1,732.69
5080 Inventory Shrinkage	339,150.41
5095 Waste/Spoils/Disposal	3,158.63
Total 5000 Cost Of Goods Sold	$ 528,107.45
Total Cost of Goods Sold	$ 528,107.45
Gross Profit	-$ 289,765.78
Expenses	
6000 Employee & Payroll Expenses	
6010 Salaries	11,400.00
Total 6000 Employee & Payroll Expenses	$ 11,400.00
6100 Sales Expenses	
6130 Sales Consultant (1099)	55,780.00
6135 Brokers & Commissions	15,308.50
6140 Trade Show	1,004.25
6143 Shopify Fees	2,392.11
6144 Online Platform Fees	645.12

6149 Freight In		7,230.66
6150 AMZN FBA fees		60,819.55
6154 Freight Out		51,029.64
6156 Amazon - Shipping, Freight & Delivery		1,262.27
6158 AMZN Other Fees		48.26
6159 AMZN Refund administration fees		-186.73
6175 Sales Samples		1,216.37
6180 MCBs		-4,687.50
6189 Discounts		0.00
Total 6100 Sales Expenses	$	**191,862.50**
6200 Marketing Expenses		
6237 Distributor Deductions		24,025.00
6240 Promotional Materials		147.00
6250 Social & Digital		1,016.71
6255 Website		1,210.28
6280 Marketing Consultants (1099)		17,812.20
6290 PR & Advertising		15,986.61
6295 Amazon Ads		19,231.79
Total 6200 Marketing Expenses	$	**79,429.59**
6500 Facility & Office Expenses		
6530 Dues & Subscriptions		1,425.00
6535 Computer and Software Subscriptions		12,139.29
6545 Bank Charges		2,531.17
6546 Early Payment Discounts		0.00
6575 Warehousing Fees		15,173.93
6585 Tools & Small Equipment		775.00
Total 6500 Facility & Office Expenses	$	**32,044.39**
6501 Other Business Expenses		
6541 Bad Debts		1,317.75
6550 General Liability		2,994.51
6560 License & Registration		3,868.00
6570 QuickBooks Payments Fees		171.44
Total 6501 Other Business Expenses	$	**8,351.70**
7170 Professional Fees		
7171 Accounting Fees		19,150.00

7174 Legal Fees		10,560.65
7180 Executive Support		-2,000.00
Total 7170 Professional Fees	$	27,710.65
8030 Uncategorized Expense		86.24
Total Expenses	$	**350,885.07**
Net Operating Income	-$	**640,650.85**
Other Income		
8000 Other Income		
8005 Credit-Cash Back Reward		1,252.09
8900 Transfer of Net Liabilities to Inc		1,312,894.03
Total 8000 Other Income	$	1,314,146.12
Total Other Income	$	**1,314,146.12**
Other Expenses		
9000 Other Expenses		
9030 Taxes		100.00
9040 Interest		133,475.40
Total 9000 Other Expenses	$	133,575.40
9060 Depreciation		8.00
9070 Fundraising Expenses		13,075.00
Total Other Expenses	$	**146,658.40**
Net Other Income	$	**1,167,487.72**
Net Income	$	**526,836.87**

Have Your Cake Kitchen, LLC dba Rule Breaker Snacks
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 CitiBank X 4186	5,055.35
1030 PayPal Bank Account	0.00
1085 Bill.com Money Out Clearing	0.00
1090 Petty Cash	0.00
1092 Amazon Pay Holding Account - OLD	0.00
1093 Edible Arrangements Holding Account	0.00
1094 Other Income Sources Holding Account	0.00
1095 Good Trends Holding Account	0.00
1096 Stripe Holding Account - OLD	0.00
1097 Faire Holding Account - OLD	0.00
1098 Shopify Holding Account - OLD	0.00
1099 Amazon Seller Holding Account - OLD	0.00
Total Bank Accounts	**$ 5,055.35**
Accounts Receivable	
1200 Accounts Receivable	12,176.40
Total Accounts Receivable	**$ 12,176.40**
Other Current Assets	
1075 Undeposited Funds	0.00
1299 Due from Kickstarter	0.00
1300 Inventory Asset	0.00
1310 Raw Materials and Ingredients	0.00
1320 Inventory - Work In Progress	0.00
1330 Packaging	0.00
1340 Finished Goods	0.00
Total 1300 Inventory Asset	**$ 0.00**
1350 Accrued Revenue	0.00
1390 Prepaid Expenses	0.00

1415 Amazon Reserve		0.00
1420 Amazon AR		0.00
1425 Shopify AR		0.00
1430 Faire AR		0.00
1445 Pod Foods AR		0.00
1450 Kitchen Stadium/Snack Magic AR		0.00
1495 Loan to copacker		0.00
1499 Uncategorized Asset		0.00
1525 Other Receivable - Nancy Kalish		0.00
Total Other Current Assets	$	0.00
Total Current Assets	$	17,231.75
Fixed Assets		
1500 Fixed Assets		0.00
1520 Computers		4,880.58
1530 Machinery & Equipment		26,852.69
1540 Website		37,090.00
Total 1500 Fixed Assets	$	68,823.27
1600 Accumulated Depreciation		-68,823.27
Total Fixed Assets	$	0.00
Other Assets		
1900 Investment - RBS Inc Asset/Equity Transfer		0.00
Total Other Assets	$	0.00
TOTAL ASSETS	$	17,231.75
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable		0.00
Total Accounts Payable	$	0.00
Credit Cards		
2145 Chase CC 2173		0.00
2150 Cap One 3016		0.00
2160 Cap One 3992		0.00
2165 CitiBank CC 2415		0.00
2170 Amazon Credit Card		0.00

2175 Bank of America Credit Card 9391		0.00
2180 Chase Credit Card		0.00
2185 US Bank Central Bill Account 2526		0.00
Total Credit Cards	$	0.00
Other Current Liabilities		
2300 Accrued Expense		0.00
2340 Fast Track Loan		0.00
2345 Intuit Loan		861.65
2346 Intuit Loan #2		0.00
2405 United Capital Funding Loan		0.00
2410 Short Term Loan		0.00
2420 Trade Spend Liability		0.00
2425 Loan Payable - Nancy Kalish		30,000.00
2440 Citi Credit Line #1 - 006780947736		0.00
2460 EIDL grant		0.00
2470 Sales Tax Payable		0.00
2499 Uncategorized Liability		0.00
Total Other Current Liabilities	$	30,861.65
Total Current Liabilities	$	30,861.65
Long-Term Liabilities		
2700 Long Term Debt		
2710 Loan From Owner @ 0% (Loan #1)		1,714,986.82
2715 Loan from Rutter & Kalish		499,000.00
2720 Home Equity Line of Credit - 4950		0.00
2750 Morgan Stanley Credit Line #1 - Fixed Rate		250,000.00
2755 Morgan Stanley Credit Line #2 - Variable Rate		1,342,753.79
Total 2700 Long Term Debt	$	3,806,740.61
2730 Payable To Owner (HELOC Related)		0.00
2800 Notes Payable		
2810 SBA Loan - 30 year @ 3.75% (Loan #3)		0.00
2820 SBA Loan - 30 Year @ 3.75% (Loan #4) 7404		0.00
Total 2800 Notes Payable	$	0.00
2950 Convertible Notes		
2960 Grupo Bimbo @ 6% (Loan #5)		0.00
2970 Jaqueline Ossin @ 6% (Loan #6)		0.00

Total 2950 Convertible Notes	$	0.00
Total Long-Term Liabilities	$	3,806,740.61
Total Liabilities	$	3,837,602.26
Equity		
3199 Opening Balance Equity		0.00
3900 Retained Earnings		-4,347,207.38
3950 SAFE Investment (Non-Interest Bearing)		0.00
3960 SAFE Note - Bimbo Bakeries, Inc.		0.00
3970 Equity - Jaqueline Ossin		0.00
Net Income		526,836.87
Total Equity	-$	3,820,370.51
TOTAL LIABILITIES AND EQUITY	$	17,231.75

Thursday, Mar 07, 2024 06:04:56 AM GMT-8 - Accrual Basis

Rule Breaker Snacks Inc.
Profit and Loss
January - December 2023

		Total
Income		
4000 Sales		
4010 Online Sales		205,209.32
4020 Distributor and Retailer Sales		388,621.21
4350 Shipping Income		5,266.47
Total 4000 Sales	$	599,097.00
4800 Discounts & Refunds		
4810 Trade Spend		-46,518.86
4820 Discounts		-16,902.14
4830 Refunds & Returns		-2,876.74
Total 4800 Discounts & Refunds	-$	66,297.74
Total Income	$	532,799.26
Cost of Goods Sold		
5000 Cost of Goods Sold		0.00
5005 Product Cost - Online Sales		69,155.81
5010 Product Cost - Distributor & Retail Sales		260,370.42
5095 Waste/Spoils/Disposal		7,804.67
5950 Inventory Shrinkage		0.00
Total 5000 Cost of Goods Sold	$	337,330.90
5900 Shipping & Freight		
5910 Freight In		10,303.80
5920 Freight Out		55,069.21
Total 5900 Shipping & Freight	$	65,373.01
Total Cost of Goods Sold	$	402,703.91
Gross Profit	$	130,095.35
Expenses		
6100 Sales Expenses		
6135 Brokers & Commissions		12,011.11
6140 Trade Show		3,076.24
6145 Online Platform Fees		4,966.81

6150 Coupon Expense		4,284.56
6155 Amazon Selling Fees		17,797.57
6175 Sales Samples		2,169.56
Total 6100 Sales Expenses	$	**44,305.85**
6200 Marketing Expenses		
6220 Advertising & Marketing		19,512.28
6250 Social & Digital		733.00
6260 Distributor Deductions		18,780.00
6285 Charitable Contributions		379.29
6295 Amazon Ads		15,676.86
Total 6200 Marketing Expenses	$	**55,081.43**
6400 Professional Services		
6410 Professional Services - Operations		88,669.00
6430 Professional Services - Sales		29,000.00
6435 Professional Services - Marketing		31,710.00
6445 Professional Services - Food Safety		770.00
6475 Professional Services - Accounting		30,592.37
6480 Professional Services - Legal		14,065.75
6495 Professional Services - Other		600.00
Total 6400 Professional Services	$	**195,407.12**
6500 Other Business Expenses		
6530 Dues & Subscriptions		3,530.00
6535 Software & Computer		13,983.67
6545 Bank Charges		1,149.71
6550 General Liability Insurance		4,181.11
6560 License & Registration		2,800.00
6570 Travel & Entertainment		1,790.77
6575 Meals - Restaurants		193.66
Total 6500 Other Business Expenses	$	**27,628.92**
6800 Facility & Production Expenses		
6825 Warehousing Fees		24,407.35
6840 Amazon FBA Fees		77,915.02
6860 Wholesale & Online Fulfillment		13,502.13
6870 Ingredient Fulfillment		3,105.04
Total 6800 Facility & Production Expenses	$	**118,929.54**

6998 QuickBooks Payments Fees-1		72.40
Total Expenses	$	441,425.26
Net Operating Income	-$	311,329.91
Other Income		
8000 Other Income		750.00
8005 Credit-Cash Back Reward		3,259.31
Total 8000 Other Income	$	4,009.31
8025 Gain or (Loss) on the Sale of Assets		7,000.00
Total Other Income	$	11,009.31
Other Expenses		
9000 Other Expenses		
9040 Interest		20,004.08
9045 Factoring Fees		1,028.54
9047 Loan Fees		1,155.00
9055 Financing Fees		1,805.35
Filing Fees/Court Costs		43.26
Total 9000 Other Expenses	$	24,036.23
Total Other Expenses	$	24,036.23
Net Other Income	-$	13,026.92
Net Income	-$	324,356.83

Rule Breaker Snacks Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1015 CitiBank Corporation Checking 9933	13,053.18
1030 PayPal Bank Account	0.00
1085 Bill.com Money Out Clearing	0.00
1090 Petty Cash	0.00
Total Bank Accounts	$ 13,053.18
Accounts Receivable	
1200 Accounts Receivable	70,432.70
Total Accounts Receivable	$ 70,432.70
Other Current Assets	
1075 Undeposited Funds	0.00
1300 Inventory Asset	0.00
1310 Raw Materials and Ingredients	178,318.78
1320 Inventory - Work In Progress	12,986.33
1330 Packaging	219,206.11
1340 Finished Goods	302,553.58
Total 1300 Inventory Asset	$ 713,064.80
1350 Accrued Revenue	6,508.32
1390 Prepaid Expenses	19,902.11
1415 Amazon Reserve	2,610.86
1420 Amazon AR	0.00
1425 Shopify AR	0.00
1430 Faire AR	567.73
1445 Pod Foods AR	62.94
1475 Other Receivable	3,005.50
1525 Due from Nancy Kalish	0.00
Total Other Current Assets	$ 745,722.26
Total Current Assets	$ 829,208.14

Fixed Assets		
1500 Fixed Assets		
1530 Machinery & Equipment		0.00
Total 1500 Fixed Assets	$	0.00
Total Fixed Assets	$	0.00
TOTAL ASSETS	$	829,208.14
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable		123,347.28
Total Accounts Payable	$	123,347.28
Credit Cards		
2130 American Express 31007		24,728.32
2145 2145 Chase CC 2173		0.00
2150 2150 Cap One 3016		3,262.01
2160 2160 Cap One 3992		4,350.47
2161 2161 Cap One 7259 / 5387		4,766.94
2165 2165 CitiBank CC 2415		0.00
2175 Bank of America Credit Card 9391		-11.80
2177 Bank of America Credit Card 0725		7,694.56
2178 Bank of America Credit Card 8258		9,064.34
Total 2177 Bank of America Credit Card 0725	$	16,758.90
2187 US Bank CC 2526		23,455.00
2190 Citi CC 2377		2,789.40
2191 Citi CC 6293		2,922.00
Total Credit Cards	$	83,021.24
Other Current Liabilities		
2300 Accrued Expense		4,247.66
2425 Loan Payable - Nancy Kalish		27,308.53
2480 Kickfurther Loan		66,255.00
2525 United Capital Loan (80% ADV)		3,263.78
Total Other Current Liabilities	$	101,074.97
Total Current Liabilities	$	307,443.49
Long-Term Liabilities		

2800 Notes Payable		
2820 SBA Loan - 30 Year @ 3.75% (Loan #4) 7404		495,700.00
Total 2800 Notes Payable	$	495,700.00
2950 Convertible Notes		325,000.00
Total Long-Term Liabilities	$	820,700.00
Total Liabilities	$	1,128,143.49
Equity		
3199 Opening Balance Equity		0.00
3600 RBS LLC Asset/Equity Transfer		-1,312,894.03
3900 Retained Earnings		
3940 Linda Weiss Equity		250,000.00
3950 SAFE Investment (Non-Interest Bearing)		467,277.15
3960 SAFE Note - Bimbo Bakeries, Inc.		564,208.22
3970 Equity - Jaqueline Ossin		56,830.14
Net Income		-324,356.83
Total Equity	-$	298,935.35
TOTAL LIABILITIES AND EQUITY	$	829,208.14